UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
April 29, 2016

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

Lincoln National Life Insurance Company
Lincoln Life Variable Annuity Account N

File No. 333-170529

_____

Lincoln National Life Insurance Company ("Lincoln National") and Lincoln Life Variable Annuity Account N (the "Separate Account") submitted an application under Rule 406 requesting confidential treatment for information they excluded from an exhibit to a post-effective amendment on Form N-4 filed on April 26, 2016.

Based on representations by Lincoln National and the Separate Account that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Investment Management has determined not to publicly disclose it. Accordingly, excluded information from Exhibit 99.B(7)(C) will not be released to the public through April 26, 2026.

For the Commission, by the Division of Investment Management, pursuant to delegated authority:

Brent J. Fields
Secretary